September 28, 2009

Mail Room 4561
Via Fax (786) 347-7706

Maria C. Maz
Chief Executive Officer
Waste to Energy Group, Inc.
2829 Bird Avenue, Suite 12
Miami, FL 33133

       Re: **Item 4.02 Form 8-K**
                Filed on September 24, 2009
                File No. 000-52784

Dear Ms. Maz,

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have following comments:

1. We note the Company has determined that the financial statements for the year ended May 31, 2008 should no longer be relied upon. Tell us whether the Company's quarterly financial statements in fiscal 2008 and 2009 were also impacted by the errors noted and tell how you determined whether an Item 4.02 Form 8-K is required with regards to the quarterly financial statements.

2. We note that you plan to include the restated financial statements for the year ended May 31, 2008 in your Form 10-K for the year ended May 31, 2009, when filed. Please note that previously filed reports containing financial statements determined to be materially misstated require amendment. Please comply and tell us when you intend to file the restated financial statements for fiscal 2008.

3. We note that the Company's management concluded your disclosure controls and your procedures were effective as of May 31, 2008. In light of the errors noted in your Form 8-K, tell us how you concluded your disclosure controls and procedures were effective.

You should file your amendment as a Form 8-K/A in response to these comments within five business days from the date of letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kari Jin, Staff Accountant at (202) 551-3481.

Sincerely,

Kari Jin
Staff Accountant

cc: Via Facsimile (512) 462-3328
       Ruairidh Campbell, Esq.
       Orsa & Company